Exhibit 99.3

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

Update to Chapter A

(Description of Company Operations)

of the Periodic Report for 2015

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

Update to Chapter A (Description of Company Operations)1
to the Periodic Report for 2015 ("Periodic Report")
of "Bezeq" - The Israel Telecommunication Corporation Ltd. ("the Company")

1.	General development of the Group's business

Section 1.1.2 - Merger of the Company and DBS

Regarding the Purchase Transaction in which context the Company acquired from Eurocom DBS all its holdings in DBS - on March 21, 2016, the Company paid Eurocom DBS the first installment (of three) for the consideration which is contingent on the business results of DBS in the next three years.

Section 1.4 - Dividend distribution

For information about a dividend distribution in the amount of NIS 776 million in respect of profits from the second half of 2015 that was approved by a general meeting of the Company’s shareholders on May 3, 2016, see Note 7.2 to the Company’s Financials for the period ended March 31, 2016.

Outstanding, distributable profits at the report date - NIS 300 million2 (surpluses accumulated over the last two years, after subtracting previous distributions).

[1]	The update is further to Regulation 39A of the Securities Regulations (Periodic and Immediate Reports), 1970, and includes material changes or innovations that have occurred in the corporation in any matter which must be described in the periodic report. The update relates to the Company's periodic report for the year 2015 and refers to the section numbers in Chapter A (Description of Company Operations) in the said periodic report.

[2]	Including revaluation gains in the amount of approximately NIS 12 million for an increase in the control of DBS. Pursuant to a Board of Directors’ resolution dated February 10, 2015, these revaluation gains will be excluded from the dividend distribution policy and will not be distributed as a dividend.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

Section 1.5.4 - Main results and operational data

A.	Bezeq Fixed Line (the Company's operations as a domestic carrier)

	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015
Revenue (NIS million)	1,112	1,088	1,101	1,105	1,113
Operating profit (NIS million)	536	427	512	662	547
Depreciation and amortization (NIS million)	183	185	184	180	176
EBITDA (Earnings before income tax depreciation and amortization) (NIS million)(1)	719	612	696	842	723
Net profit (NIS million)	328	340	256	382	346
Cash flow from current operations (NIS million)	539	668	686	456	548
Payments for investments in property, plant & equipment and intangible assets (NIS million)	195	197	230	191	231
Proceeds from the sale of property, plant & equipment and intangible assets (NIS million)	41	33	21	80	12
Free cash flow (NIS million) (2)	385	504	477	345	329
Number of active subscriber lines at the end of the period (in thousands)(3)	2,166	2,181	2,193	2,204	2,208
Average monthly revenue per line (NIS) (ARPL)(4)	59	60	60	60	61
Number of outgoing minutes (in millions)	1,316	1,379	1,373	1,396	1,459
Number of incoming minutes (in millions)	1,347	1,403	1,410	1,386	1,429
Total number of active subscriber lines at the end of the period (in thousands)(7)	1,503	1,479	1,448	1,418	1,390
Number of active subscriber lines at the end of the period (in thousands) - wholesale(7)	290	244	177	78	11
Average monthly revenue per Internet subscriber (NIS) - retail	91	89	88	88	87
Average broadband speed per Internet subscriber (Mbps)(5)	38.9	37.8	36.7	34.9	33.2
Churn rate (6)	2.9%	2.7%	2.6%	2.4%	2.4%

(1)	EBITDA (Earnings before income tax depreciation and amortization) is a financial index that is not based on generally accepted accounting principles. The Company presents this index as an additional index for assessing its business results since this index is generally accepted in the Company's area of operations which counteracts aspects arising from the modified capital structure, various taxation aspects and methods, and the depreciation period for fixed and intangible assets. This index is not a substitute for indices which are based on GAAP and it is not used as a sole index for estimating the results of the Company's activities or cash flows. Additionally, the index presented in this report is unlikely to be calculated in the same way as corresponding indices in other companies.

(2)	Free cash flow is a financial index which is not based on GAAP. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net. The Company presents free cash flow as an additional index for assessing its business results and cash flows because the Company believes that free cash flow is an important liquidity index that reflects cash resulting from ongoing operations after cash investments in infrastructure and other fixed and intangible assets.

(3)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (except for a subscriber during (roughly) the first three months of the collection process).

(4)	Excluding revenues from transmission services and data communication, internet services, services to communications operators and contractor and other works. Calculated according to average lines for the period.

(5)	For plans with a range of speeds, the maximum speed per plan is taken into account.

(6)	The number of telephony subscribers who left Bezeq Fixed Line during the period divided by the average number of registered telephony subscribers in the period.

(7)	Number of active Internet lines including retail and wholesale lines. Retail - internet lines provided directly by the Company. Wholesale - Internet lines provided through a wholesale service to other communications providers.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

B.	Pelephone

	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015
Revenue from services (NIS million)	455	477	521	502	499
Revenue from sale of terminal equipment (NIS million)	216	236	208	219	228
Total revenue (NIS million)	671	713	729	721	727
Operating profit (NIS million)	1	11	61	53	32
Depreciation and amortization (NIS million)	104	100	109	106	104
EBITDA (Earnings before income tax depreciation and amortization) (NIS million)(1)	105	111	170	159	136
Net profit (NIS million)	13	11	55	49	36
Cash flow from current operations (NIS million)	185	14	163	202	351
Payments for investments in property, plant and equipment and intangible assets, net (NIS million)	51	65	90	199	72
Free cash flow (NIS million) (1)	134	(51)	73	3	279
Number of subscribers at end of the period (thousands) (2)	2,692	2,651	2,569	2,566	2,565
Average monthly revenue per subscriber (NIS) (ARPU) (3)	57	60	68	65	65
Churn rate (4)	5.2%	6.7%	6.4%	6.1%	6.5%

(1)	Regarding the definition of EBITDA (earnings before income tax depreciation and amortization) and free cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.

(2)	Subscriber data includes Pelephone subscribers (without subscribers from other operators hosted on the Pelephone network) and does not include subscribers connected to Pelephone services for six months or more but who are inactive. An inactive subscriber is one who in the past six months has not received at least one call, has not made one call / sent one SMS, performed no surfing activity on his phone or has not paid for Pelephone services. It is noted that a customer may have more than one subscriber number (“line”).

(3)	Average monthly revenue per subscriber. The index is calculated by dividing the average total monthly revenues from cellular services, from Pelephone subscribers and other telecom operators, including revenues from cellular operators who use Pelephone's network, repair services and extended warranty in the period, by the average number of active subscribers in the same period.

(4)	The churn rate is calculated at the ratio of subscribers who disconnected from the company's services and subscribers who became inactive during the period, to the average number of active subscribers during the period.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

C.	Bezeq International

	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015
Revenue (NIS million)	395	405	389	391	393
Operating profit (NIS million)	37	58	59	62	61
Depreciation and amortization (NIS million)	33	35	33	32	32
EBITDA (Earnings before income tax depreciation and amortization) (NIS million)(1)	70	93	92	94	93
Net profit (NIS million)	26	42	41	45	44
Cash flow from current operations (NIS million)	49	96	69	74	62
Payments for investments in property, plant and equipment and intangible assets, net (NIS million) (2)	37	21	28	26	53
Free cash flow (NIS million) (1)	12	75	41	48	9
Churn rate (3)	5.2%	4.6%	4.4%	4.2%	4.1%

(1)	On the definition of EBITDA (earnings before income tax depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.

(2)	The item also includes long term investments in assets.

(3)	The number of Internet subscribers who left Bezeq International during the period, divided by the average number of registered Internet subscribers in the period.

D.	DBS

	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015
Revenue (NIS million)	439	449	446	439	440
Operating profit (NIS million)	57	47	74	70	59
Depreciation and amortization (NIS million)	76	88	78	80	76
EBITDA (Earnings before income tax depreciation and amortization) (NIS million)(1)	133	135	152	150	135
Net profit (loss) (NIS million)	(71)	(110)	(75)	(166)	(3)
Cash flow from current operations (NIS million)	158	105	145	106	149
Payments for investments in property, plant and equipment and intangible assets, net (NIS million)	59	43	75	82	65
Free cash flow (NIS million) (1)	99	62	70	24	84
Number of subscribers (at the end of the period, in thousands) (2)	629	635	637	636	632
Average monthly revenues per subscriber (ARPU) (NIS)(3)	231	235	233	231	232
Churn rate (4)	4.2%	3.5%	3.9%	3.1%	3.4%

(1)	On the definition of EBITDA (earnings before income tax depreciation and amortization) and cash flows, see comments (1) and (2) in the Bezeq Fixed Line table.

(2)	Subscriber - a single household or small business customer. In the case of a business customer with multiple reception points or a large number of set top boxes (such as a hotel, kibbutz, or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

(3)	Monthly ARPU is calculated by dividing total DBS revenue (from content and equipment, premium channels, advanced products, and other services) by the average number of customers.

(4)	Number of DBS subscribers who left DBS during the period, divided by the average number of DBS registered subscribers in the period.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

Section 1.7 - General environment and the influence of outside factors on the Group's activity

Section 1.7.3 - Regulatory oversight and changes in the regulatory environment - wholesale market

Subsection (C) - List of wholesale services and hearing regarding wholesale service files and their prices: further to the description of the petition filed by the Company in HCJ, further to the revised notice submitted by the State to HCJ on January 11, 2016 regarding a review of changes to be made on two issues, on April 4, 2016, the Ministry of Communications distributed a hearing (to the Company and the license holders) regarding a mechanism for reviewing and revising the forecast for demand for the purpose of updating the wholesale market tariffs for 2017 - 2018. On May 10, 2016, the Company submitted its comments on the hearing, whereby, among other things, the components to be examined for the purpose of updating the transfer tariffs should be limited and steps should be taken to guarantee the reliability of the data and prevent manipulation. Furthermore, on May 2, 2016, the Ministry distributed a hearing about revising the service level requirements and introducing a SLA (service level agreement) for the BSA and telephony service, which includes a proposed amendment to the service file on this matter, the purpose of which, according to the Ministry, is to determine that the same level of service should apply to the services in the file and to the retail, telephony and Internet infrastructure services. Furthermore, to ensure that the duty of providing equal service across the board and that a reasonable level of service are maintained in view of the increasing number of subscribers who will be using the Company’s infrastructures, the hearing proposes establishing a mechanism for reporting and submitting information. The hearing is scheduled for responses by May 24, 2016.

In the matter of the Company’s petition to HCJ regarding the retail market - on May 5, 2016, another hearing on the petition was held on the subject of tariffs and the court is due to hand down its decision on the petition.

Regarding an administrative petition filed by the Company against the imposition of fines in the amount of NIS 8.5 million for implementation of the broadband reform - on May 18, 2016, a preliminary hearing on the petition was held and the case was scheduled for a hearing.

Section 1.7.4 - Regulatory oversight and changes in the regulatory environment - additional topics

Subsection (D) - further to a description in the Ministry of Communications clarifying document dated October 31, 2013 concerning non-discrimination between subscribers, on April 21, 2016 the Ministry circulated a letter to license holders whereby it intends to examine the possibility of conducting a hearing on the issue of licensing provisions with respect to price discrimination between subscribers, given that the rules and regulations relating to such price discrimination for communications companies are not uniform (fixed line / mobile / telecom / broadcasting) and that consideration should be given to formulating a set of rules that would standardize the regulations for all relevant entities, in a manner that is also consistent with the changes and developments in the market. The letter also mentions that the professional opinion of the Antitrust Authority on this matter was recently accepted.

2.	Bezeq (“the Company”) - Domestic fixed-line communications

Section 2.9.6 - Officers and senior management in the Company

On the Company's compensation policy – on May 3, 2016, a general meeting of the Company’s shareholders approved the new compensation policy, which entered into force from that date for three years. On this matter, see also an immediate report dated May 4, 2016 about the results of a general meeting of the Company’s shareholders on May 3, 2016 to which the new compensation policy was attached, included here by way of reference.

Section 2.11 – Working capital

For information about the Company’s working capital, see Section 1.3 in the Directors Report.

At March 31, 2016, the Company has a working capital deficit of NIS 1,557 million (this figure refers to the Company’s separate financial statements. In the Company's consolidated financial statements as at March 31, 2016, there is a working capital deficit in the amount of NIS 971 million.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

Section 2.13 - Financing

On a shelf prospectus for the issuance of various Company securities that was published on May 29, 2014 - on May 11, 2016, the Israel Securities Authority granted permission to extend the period of the securities offering in accordance with the shelf prospectus until May 29, 2017.

Section 2.13.1 – Average and effective interest rates on loans, Section 2.13.4 - Credit received during the Reporting Period, and Section 2.13.5 - Company debentures

On April 21, 2016, the Company completed an issuance by way of an expansion of an existing series of marketable debentures (Series 9) in accordance with a shelf prospectus dated May 30, 2014, as amended due to a clerical error on June 5, 2014. Within the context of this issuance, a total of NIS 714,050,000 par value was issued in consideration of NIS 769 million. The conditions of the issued debentures are the same as those of the Series 9 debentures in circulation. On this, see also the Company’s reports (shelf offering Report dated April 19, 2016 and the Company’s announcement about the results of the issuance in accordance with a shelf offering report dated April 21, 2016), which are included in this report by way of reference, as well as Section 4 of the Directors Report and Note 14 to the Company’s Financials for the period ended March 31, 2016.

The following is an up-to date table of the distribution of long-term loans (including current maturities), including information about the aforementioned issuance:

Loan term	Source of financing	Amount (NIS million)	Currency or linkage	Type of interest and change mechanism	Average interest rate	Effective interest rate	Interest range in 2016
	Banks	1,317	Unlinked NIS	Variable, based on prime rate*	1.64%	1.65%	1.64%
	Banks	1,517	Unlinked NIS	Fixed	5.20%	5.26%	2.40%-6.85%
Long-term loans	Non-bank sources	734	Unlinked NIS	Variable, based on annual STL rate**	1.47%	1.52%	1.47%-1.56%
	Non-bank sources	2,660	Unlinked NIS	Fixed	4.95%	5.07%	3.65%-6.65%
	Non-bank sources***	3,632	CPI-linked NIS	Fixed	2.61%	2.66%	2.20%-5.30%

*	Prime interest rate as at May 2016 – 1.6%.

**	STL yield per year (227) – 0.072% (average of the last 5 trading days of February 2016) for the interest period that commenced on March 1, 2016.

***	Not including Debentures (Series 5) held by a wholly-owned subsidiary.

Section 2.13.6 - Credit rating

In connection with an issuance made by the Company in April 2016 (see update to Section 2.13.4) - on April 17, 2016, Standard & Poor's Maalot Ltd. affirmed the ilAA3 rating (no change from the previous rating) for an issue of the Company’s debentures up to an amount of NIS 800 million par value by means of an expansion of Series 9 Debentures. Additionally, on the same day, Midroog Ltd. announced a rating of Aa2.il outlook stable (no change from the previous rating) for debentures issued by the Company in the amount of NIS 800 million par value by means of an expansion of Series 9 Debentures. On this, see two immediate reports published by the Company on April 17, 2016 and April 18, 2016, which are included in this report by way of reference.

On April 25, 2016, Standard & Poor's Maalot Ltd. affirmed a rating of ilAA/Stable for the Company and its debentures (Series 5-10) and for Pelephone, as detailed in the full rating report published in an Immediate Report issued by the Company on April 25, 2016, which is included here by way of reference.

On this, see also Section 4 of the Directors’ Report.

Section 2.14 - Taxation

For information about taxation, see Note 5 to the Company’s Financial Statements for the period ended March 31, 2016.

[3]	Company rating ilAA/Stable.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

Section 2.17.4 - Employment agreements

Subsection (E) - on an agreement between the Company and Menorah Mivtachim Insurance Ltd. (“Menorah”) relating to arrangements for pension payments - the Commissioner of Insurance approved the policy and it entered into force on March 31, 2016. Accordingly, as of May 1, 2016, Menorah issues policies for retiring employees, and payment of the annuities and related payments is made on the basis of these policies.

Section 2.17.5 - Management agreement:

For information about approval by the Board of Directors of the Company’s revised agreement with Eurocom Communications Ltd. to provide the Company with ongoing management and consulting services for a period of three years commencing June 1, 2016 in consideration of NIS 6,432 thousand per annum, see an immediate report dated May 26, 2016 (Convening of a special general meeting), which is included here by way of reference.

Section 2.18 – Legal proceedings

Subsection (A) - on an action together with an application for its certification as a class action from February 2012 on the subject of the accessibility of handsets and services to the disabled public - in April 2016 a compromise settlement in this case was validated as a court ruling thus concluding the proceeding. On this, see also the update to Section 3.17 B.

3.	Mobile radio-telephone (cellular telephony) - Pelephone Communications Ltd. ("Pelephone")

Section 3.6 - Competition

In an announcement on April 12, 2016, the Antitrust Authority stated that it opposed a merger between the mobile phone companies Cellcom and Golan Telecom. The Authority stipulated that approval of the merger would result in the disappearance of an entity that increases competition and that as a result the market might revert to a situation in which the large cellular companies have no incentive to compete and that they merely follow each other’s lead in raising prices for the consumer.

On May 19, 2016, the Ministry of Communications announced its decision to reject the request for the said merger due to concerns that competition in the cellular sector would be harmed.

Section 3.7 - Property, plant and equipment, and facilities

On March 21, 2016, Pelephone reported that on that morning a fire broke out in Pelephone’s switching facilities in Kiryat Aryeh in Petach Tikva. The fire caused disruption to surfing and to incoming and outgoing calls for a large number of Pelephone subscribers, including customers of the companies hosted on its network. Pelephone took action on the very same day to transfer these subscribers to a different switch. In the evening of March 27, 2016, Pelephone reported to the Company that work to repair the support system in the switching facility at which the fire had taken place, had been successfully completed and the facility was now fully up and running.

Section 3.17 – Legal proceedings

A.	Information on additional claims

On March 23, 2016, Pelephone received a claim and an application for its recognition as a class action, which was filed in the Tel Aviv-Jaffa District Court. The plaintiff argues that due to the broadband malfunction on Pelephone’s network on March 21, 2016, as a result of a fire in one of its installations, Pelephone customers were unable (whether fully or partially) to receive the services they are entitled to, including making and receiving calls, text messages and cellular surfing. The plaintiff has asked for a monetary refund and compensation for all Pelephone customers who suffered from the malfunction and for compensation for the loss of income for Pelephone customers who require the services in order to conduct their business. The amount of compensation requested per customer is a refund of the proportional amount paid by the customer for each day of the malfunction, plus NIS 10 per private customer and NIS 1,010 per business customer.4

[4]	Notably, after this claim was filed, Pelephone received two other applications for certification as class actions in connection with the same event where a motion had been filed to strike them out under Section 7 of the Class Actions Law, 2006.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

B.	Information on terminated claims

Section 3.17.1B - on a claim and application for its certification as a class action from February 2012 that was filed in the Jerusalem District Court against Pelephone, the Company, Cellcom and Partner - in April 2016, the court approved the compromise settlement between the parties to drop the suit in return for implementing a series of accessibility adjustments and benefits for people with disabilities. In addition, the group of defendants will credit the plaintiffs with insignificant amounts. On this, see also the update to Section 2.18.

Section 3.17 D – on a claim and application for its certification as a class action from August 2012 that was filed in the Central Region District Court against Pelephone, Cellcom and Partner on the subject of repair services - on May 24, 2016, the court approved the application to abandon process as part of a compromise settlement between the parties, with no significant cost to Pelephone.

4.	Bezeq International – international communications, Internet and NEP services - (“Bezeq International”)

There are no updates to this chapter.

5.	DBS - Multi-channel television Satellite Services (1998) Ltd. (“DBS”)

Section 5.9.2 - Terminal equipment

In April 2016, DBS entered into framework agreement with Draco Ltd. (supplier of decoders) and Altech (manufacturer of decoders) for the development and supply of advanced HDPVR decoders. DBS might be dependent on these entities.5

Section 5.16 - Taxation

DBS submitted its objection to the tax assessments for 2010-2011 that it received in December 2015, and it received an extension to submit a detailed objection with respect to these tax assessments until September 2016.

Section 5.17.3 - Tariff control

Pursuant to the Hearing Document published by the Council, in March 2016, the Council passed a resolution on the policy of special offers and the application of transparency instructions, the main points of which are as follows:

1.	Each primary deal (a deal including the broad basic package, the narrow basic package or any other basic package that will be offered in the future) will be priced for a defined and fixed period of 4 to 18 months only ("the First Price Period") during which no price increase will be allowed.

2.	Notwithstanding the foregoing, it will be possible to grant an additional discount during the first four months of the First Price Period.

3.	It will not be possible to cancel a special deal during the First Price Period, unless permitted by law.

4.	It will be possible to agree in advance with a subscriber on the price that will apply after the First Price Period, subject to the following conditions: (a) The continuation prices must be set out in the rules and regulations of the special deal for which the subscriber signed up; (b) DBS may adjust the continuation prices only for linkage to the CPI, where this has been specified in the rules and regulations of the special deal; (c) DBS must provide the subscriber with written notice during the period of notification specified in Section 13A of the Consumer Protection Law, (d) following the expiration of the First Price Period DBS may terminate the special deal in a notice provided at least 30 days in advance.

[5]	Replacing one manufacturer with another does not, of itself, involve additional material costs, however a substantial preparatory period is required to adapt the decoders of the alternative supplier to the broadcasting and distribution systems of DBS (which is also dependent on the supplier of these services, Cisco, as noted in Section 5.9.4 of the Periodic Report), which could, in the event of the termination of the engagement at short notice, cause DBS to lose revenues.

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Update to Chapter A (Description of Company Operations) of the Periodic Report for 2015

5.	All primary deals must be publicized on the website (excluding special retention offers). It is not mandatory to publish bonuses and compensation offers (the Council has authorized the Chairman of the Council to reach agreements also on publication to people who do not subscribe to Internet services).

6.	The customer service centers must offer subscribers the best deals that are relevant to them.

7.	The provisions of the decision will not apply at this stage to business customers and with respect to economies of scale, including kibbutzim, workers' committees and the like.

8.	The Council does not intend to prevent differentiation between special deals targeting new customers and those targeting existing customers.

9.	A preparatory period of three months has been set, which the Chairman of the Council has been authorized to extend if he considers this necessary.

Section 5.19.1 - Pending legal proceedings

In April 2016, a claim was filed against DBS in the Tel Aviv District Court together with a motion to certify it as a class action. According to the plaintiffs, who are DBS subscribers, the condition included in the agreement between DBS and its customers, which allows a subscription to be put on hold for a limited period thus avoiding the payment of a subscription fee for this period, and provided that the freeze is for a period of at least 30 days (“the Condition”) is a discriminatory condition and is unreasonable in a standard contract. Furthermore, the plaintiffs contend that DBS allows customers to have their subscription frozen for shorter periods if they make the request by phone - which the plaintiffs argue misleads consumers and is unfair conduct and, among other things, is in breach of the provisions of the Contracts Law, the consumer protection laws and constitutes unjust enrichment.

The claimants have asked the court to order the cancellation of the terms of the agreement and alternatively to determine that DBS’s conduct as described above is misleading and is made not in good faith. The court is also asked to instruct DBS to compensate the subscribers who are members of the group in the total amount of NIS 736 million for the periods in which they ostensibly did not utilize its services but they were deprived of their right to freeze their subscription, as claimed, in view of the aforementioned condition.

May 25, 2016
Date	Bezeq The Israel Telecommunication Corporation Ltd.

Names and titles of signatories:

Shaul Elovitch, Chairman of the Board of Directors

Stella Handler, CEO

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